Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418
HEALTHCARE TRUST OF AMERICA, INC.
SUPPLEMENT NO. 2 DATED MARCH 19, 2010
TO THE PROSPECTUS DATED MARCH 19, 2010
     This document supplements, and should be read in conjunction with, our prospectus dated March 19, 2010, as supplemented by Supplement No. 1 dated March 19, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 2 is to disclose a change to the suitability standards for the State of Ohio.
Suitability Standards
     The following information should be read in conjunction with the disclosure contained in the “Suitability Standards” section beginning on page i of the prospectus:
     Ohio — An investor’s investment in us and our affiliates may not exceed 10.0% of that investor’s liquid net worth.